Richard E. Baltz Richard.Baltz@aporter.com +1 202.942.5124 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

September 26, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	MacroGenics, Inc.
Registration Statement on Form S-1
Filed September 20, 2013
File No. 333-190994

Ladies and Gentlemen:

On behalf of MacroGenics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated September 25, 2013 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-190994) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in the Amended Registration Statement on Form S-1/A (the “Amended Registration Statement”) that the Company intends to file on September 27, 2013. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amended Registration Statement as-filed and marked to reflect the changes from the Registration Statement.

September 26, 2013

On behalf of the Company, we advise you as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 62

1. With respect to the second bullet of comment two, please revise your disclosure to state how you weighted the market and income approaches within the PWERM analysis to determine the enterprise value.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding the December 31, 2012 Valuation, beginning on page 67 of the Registration Statement, as follows:

For the various scenarios, we utilized a combination of the market approach (e.g., consideration of pre-money IPO value indications from companies in the pharmaceutical and biotechnology industries with similar product candidates and at similar stages of clinical development) and the income approach (e.g., projected future cash flows) to determine the value of our business and ultimately the fair value of our common stock. The market approach was used to determine the fair value of the IPO scenarios and the income approach was used to determine the fair value of remaining private. We utilized the following probability-weighted scenarios to determine the equity value of our company:

We respectfully inform the Staff that the Company’s method for determining the enterprise value is to determine the fair value under each of the respective scenarios based upon market information (including market based assumptions used in the income approach for remaining private) and then weighting the scenarios based upon the probabilities disclosed within each of the respective PWERM tables.

Summary of Significant Accounting Policies

Revenues

Right-to-Develop Agreements, page F-17

2. We have reviewed your response to our comment six and have the following comments:

•

For each agreement in which a right-to-develop option exists, please provide us with your analysis as to whether the options to acquire the license are essential to the functionality of other deliverables in the arrangement. For example, on page

September 26, 2013

104 you state “If Servier elects not to exercise the option, it will lose all rights to develop and commercialize MGA271 licenses products . . .”. In this regard, it is unclear whether the collaborative partner is substantively or economically compelled to exercise its option in order to realize value from the arrangement.

Response: The Company has three right-to-develop agreements with two collaborators: Gilead and Servier. The following is the Company’s analysis of whether the options to acquire a future license are substantive.

The Company determined there are two deliverables at inception under the Gilead agreement: a) delivery of the license to Gilead of a first licensed product in the licensed territory; and b) research and development activities related to a first product candidate to be performed in accordance with the research plan. Further, the other conditional deliverables (right-to-develop options) are substantive options that were not granted with a significant incremental discount. Therefore, there is not another deliverable in the form of a future license at a significant discount and this future license is not essential to the functionality of the research and development services or a first license delivered to Gilead.

The Company determined there are three deliverables at inception under each of the two Servier agreements: a) exclusivity clause; b) research and development activities related to the MGA271 and DART product candidates to be performed in accordance with the research plan; and c) participation in various research committees. Further, the other conditional deliverables (right-to-develop options) are substantive options that were not granted with a significant incremental discount. Therefore, there is not another deliverable in the form of a future license at a significant discount and this future license is not essential to the exclusivity license, functionality of the research and development services or participation in various research committees to Servier. The Company concluded that due to the nature of the biotech industry the exclusivity clause stated in the agreement was a negotiated deliverable to Servier.

The Company considered the following factors in evaluating whether the future licenses under the Gilead and Servier agreements were substantive: a) overall objective of the arrangement; b) benefit that the collaboration partner (Gilead and Servier) might obtain from the agreement without exercising the option, c) the cost to exercise the option relative to the total upfront consideration; and d) the additional financial commitments or economic penalties imposed on the

September 26, 2013

collaboration partner as a result of exercising the option. The Company’s analysis of each of these points is as follows:

a)	As is the case with many research and development arrangements, the objective is to advance a drug candidate (from preclinical research through advanced human clinical trial studies) toward a marketable product. However, the probability of successfully moving a product candidate is less than 20%[1]. Therefore, collaboration partners look to diversify their development risk through partnering with companies that already have an early stage product candidate that appears to be promising. All of the Company’s right-to-develop agreements relate to drug candidates that are either pre-clinical (earliest phase of development) or early clinical (Phase I) and therefore, subject to the highest likelihood of failure.

Therefore, the overall objective of the collaboration agreements with Gilead and Servier was to share the risk of development. Upon completing the preclinical phase (or even Phase I) of development, each collaboration partner, after exercising its respective option(s), would then be able to continue the development of the associated product candidate through additional clinical studies, manufacturing and ultimately commercialization of the product. Not exercising the option related to each of these product candidates would prevent a future outlay of resources for future development and commercialization by that collaboration partner, which is often the most costly component of drug development.

b)	Gilead and Servier receive the technical assistance and technology improvements over the term of the license or exclusivity period. This know-how and knowledge is retained by the collaboration partner regardless of whether the option is exercised. For example, the collaboration partners will receive data packages with respect to the product candidates attributed to its respective option license. Even in the absence of their exercise of such options, the collaborators may use this

[1]	Source: DiMasi, JA, et. Al. “Trends in Risks Associated with New Drug Development: Success Rates for Investigational Drugs.” Clinical Pharmacology & Therapeutics 87, 272-277 (March 2010).

September 26, 2013

data to inform them of the underlying science more generally, and the product candidates more specifically. Further, each collaboration partner also receives the benefit of avoiding future product candidate expenditures should the technology prove to be unsuccessful. If the product candidate was unsuccessful, or no option was exercised, MacroGenics would retain the know-how as well as future development opportunities.

c)	Under the Gilead agreement, the upfront payment was $7.5 million. Under the terms of the Gilead agreement, the Company could receive a total of up to $30 million in license fee payments (option exercise fees) for three additional drug target molecules ($7.5 million each).

Under the two Servier agreements, the upfront payments were each $20 million. In addition, prior to the exercise of Servier’s options, both the Company and Servier will fund and conduct specified research and development activities. Servier may exercise its option for MGA271 after a significant portion of the Phase I study has been completed. If Servier exercises such option, the Company will receive an option license fee of $30 million. With respect to the DART agreement with Servier, it may exercise its option for one of the DART programs prior to investigational new drug submission, and for each of the other two DART programs upon completion of an initial phase 1 clinical trial. If Servier exercises such options, the Company will receive option exercise fees of approximately $65 million for three additional drug target molecules (MGD006, MGD007 and another DART molecule).

Therefore, under both the Gilead and Servier agreements, the cost to exercise the option is significant in relation to the upfront consideration received, which supports the Company’s conclusion that the options are substantive.

The Company concluded that the best estimate of selling price for the potential license fee payments (option fees) to the potential market for the identified drug candidate was consistent with the estimated selling price for the delivered license; therefore, there was not a significant incremental discount inherent in the potential license fee payments.

September 26, 2013

The Company concluded that it is appropriate to exclude a contingent deliverable from the initial measurement and allocation of the arrangement consideration if (1) considerable uncertainty exists about the outcome of the contingency and (2) the additional fee the customer would have to pay upon delivery of the contingent good or service is consistent with its estimated selling price. The essential question with respect to the second condition is whether the customer/collaborator has negotiated a significant incremental discount on future products/candidates such that the inherent value in these options is a bargained element of the arrangement that requires some allocation of the total arrangement consideration to properly account for the other deliverables. When these attributes are present, the contingent deliverable generally may be accounted for separately when the good or service is delivered.

As it relates to the first attribute, the Company concluded that there is considerable uncertainty that the collaboration partners will exercise their right to obtain each of the three licenses based on the fact that (i) the candidates are in the early stages of development (e.g., preclinical or Phase I) and there is substantial risk of successful commercialization and (ii) there is a history of collaborators deciding not to exercise their rights (options) to a license. In most cases in which options have not been exercised, the collaborator decided to not exercise their rights to the licenses based on decisions to invest their capital and efforts on other product candidates in the market.

For example, the Company signed a collaboration agreement with a large pharmaceutical company in October 2010, whereby the collaborator had the option to select up to two targets for which to obtain related licenses and perform research activities. To this date, this collaborator has selected only one of the two potential targets to pursue. The Company believes this similar risk exists within the Gilead and Servier agreements as there is high uncertainty considering the early stage of the product candidate and the significant effort required before determining if these product candidates can be commercialized.

As it relates to the second attribute, the Company notes that due to the unique nature of the license, there is no third party evidence of selling price. Therefore management’s best estimate of selling price was used,

September 26, 2013

which is evidenced through good-faith negotiations with a non-related third party (i.e., Gilead and Servier). The Company also developed a separate discounted cash flow analysis to support the value of a product candidate license for Gilead and other DART candidates for Servier. Further, the Company also evaluated the market potential for each of the other indications (including those that Gilead expressed interest in but did not yet name) and noted a similar market potential for each candidate. Because the consideration for the Gilead option license is expected to be $7.5 million for each candidate that addresses similar sized markets, the Company concluded that the options did not include a significant embedded discount. The consideration for Servier’s option licenses of $65 million for three DARTs and $30 million for MGA271 is also consistent with the potential market for these product candidates.

The Company concluded that as a result of the early stage of these product candidates and the high risk associated with each of the candidates and their related probability of success (i.e., overall market potential, each product candidate, considering its early stage, have the same probably of success as the others), that it is reasonable that the individual product candidates have a similar best estimate of selling price (i.e., the $7.5 million fee per candidate with respect to the Gilead collaboration). The Company considered that it is not necessary for each product candidate to have the same relative selling price, only that the option prices for certain candidates not include a significant incremental discount. As discussed in the Ernst & Young Financial Reporting Development on Revenue Recognition—Multiple Element Arrangements, “Options to purchase discounted products in the future,” a discount on the purchase of future products or services provided to a customer in connection with a current arrangement is considered to be a significant and incremental discount if it meets all of the following criteria:

-	The future discount is significant in the context of the overall transaction.
-	The future discount is incremental to the discounts, if any, inherent in the pricing of the other elements included in the arrangement.
-	The future discount is incremental to the discount typically provided to customers purchasing the same or similar products or services on a standalone basis. If the customer is not provided a

September 26, 2013

discount that is incremental to that which other customers generally receive, no incremental value has been provided to the customer through the future discount.

The Company did not identify any evidence that the optional product candidates may be purchased by Gilead or Servier at a significant incremental discount. Based on the aforementioned assessment, the Company concluded that the conditional licenses and related potential license fees are substantive options that do not include a significant incremental discount, and will be excluded from the initial measurement and allocation of the arrangement consideration. These three license fees will be accounted for separately, when and if the option is exercised and the licenses are delivered.

d)	Upon exercise of the Gilead options, the Company could also receive up to approximately $1.0 billion in clinical, regulatory and commercialization milestone payments if all four programs achieve the requisite milestones.

If Servier exercises such options, future development costs will be shared. MacroGenics could receive up to an additional $1.0 billion in clinical, regulatory and commercialization milestone payments for the three programs.

Therefore, the additional financial commitments imposed upon Gilead and Servier as a result of exercising the option are significant and further support the Company’s conclusion that the options are substantive.

•

You state on page F-19 that none of the Company’s right-to-develop agreements have been determined to contain substantive options which appears inconsistent with your response and disclosure in Note 8 that states that all of the options are substantive options.

Response: The Company has corrected the disclosure on page F-18 to indicate that the right-to-develop agreements contain substantive options. The Company has revised the last sentence of the second paragraph on page F-18 as follows:

September 26, 2013

The Company’s right-to-develop agreements have been determined to contain substantive options.

*    *    *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz